SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2008

Scopus Video Networks Ltd.
        (Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):82- N/A

Attached hereto and incorporated by reference herein is a copy of Scopus’ press release, dated July 28, 2008, announcing second quarter 2008 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The pro-forma results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the pro forma information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995) and into Scopus Video Networks Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on October 16, 2007 (File No. ).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Yaron Simler —————————————— Yaron Simler Chief Executive Officer

By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: July 28, 2008

SCOPUS ANNOUNCES SECOND QUARTER 2008 RESULTS

Record Revenue of $19.1 million, 41% increase over the second quarter of 2007

TEL – AVIV, July 28, 2008 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced its results for the second quarter of 2008, ending June 30, 2008.

Second Quarter Highlights:

—	Strong revenue growth reaching a record of $19.1 million, a 41% year-over-year increase

—	Net income of $0.1 million on a GAAP basis and $0.5 million on a non-GAAP basis (excluding stock based compensation)

—	Positive operating cash flow of $0.8 million

—	Strong booking and continued improvement in business fundamentals

Second Quarter 2008 Results Summary

Revenue for the second quarter totaled $19.1 million, a 41% increase from the $13.5 million reported in the second quarter of 2007. The breakdown of revenue by region was 51% in EMEA, 32% in Asia and Pacific Rim and 17% in the Americas.

Gross profit for the second quarter of 2008 was $9.3 million compared with $6.5 million in the second quarter 2007. Gross profit as a percentage of revenues was 49%, compared with 48% in the second quarter of 2007.

Net income on a GAAP basis for the second quarter of 2008 was $0.1 million, or $0.00 per diluted share, compared with a net loss of ($1.2) million, or ($0.09) per basic share in the second quarter of 2007.

Net income on a non-GAAP basis for the second quarter of 2008, which excludes expenses related to stock based compensation, was $0.5 million, or $0.03 per diluted share, compared to a non-GAAP net loss of ($0.7) million, or ($0.05) per basic share, in the second quarter of 2007.

The Company ended the second quarter of 2008 with net cash, cash equivalents and short-term securities of $36.0 million, compared with $35.8 million as of March 31, 2008. The Company generated a positive operating cash flow of $0.8 million during the quarter

“In the quarter we continued to execute on our business plan, achieving strong sales growth and reaching a new revenue record,” commented Dr. Yaron Simler, CEO of Scopus. “It is clear that the investments we have made in the past year and our focus on enhancing our competitive position are now bearing fruit. The second half of 2008 looks even brighter. We recently announced a number of new products and system capabilities that position us very well to increase our market share. These include the IRP-3910, designed to enable cable operators to manage the February 2009 transition from analog to digital broadcast. The IRP has been very well received by the market and we expect to generate revenue from this in the second half of 2008. We believe that we are well positioned to capitalize on the emerging trends in our industry.”

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The non-GAAP results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the non-GAAP information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

Conference Call Details
The Company will also be hosting a conference call later today, July 28, 2008 at 9:00am ET (6:00am Pacific Time, 2:00pm UK Time, 4:00pm Israel Time). On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers:

US Dial-in Number:	1 888 668 9141
UK Dial-in Number:	0 800 917 5108
Israel Dial-In Number:	03 918 0609
International Dial-in Number:	+972 3 918 0609

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Scopus’ website, at: www.scopus.net

About Scopus Video Networks
Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage and content distribution.

Scopus’ comprehensive digital video networking solution offer intelligent video gateways, encoders, decoders and network management products. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

Company Contact:	Investor Relations Contact

Moshe Eisenberg	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: +972-3-900 7100	Tel: (US) 1 646 201 9246
Moshee@scopus.net	info@gkir.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

** Tables to follow **

	SCOPUS VIDEO NETWORKS CONDENSED CONSOLIDATED BALANCE SHEET (Dollars in thousands)
	June 30,		December 31,
	2008	2007	2007
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,016	$2,514	$23,090

Short-term deposits	-	28,463	7,227
Trading securities	5,968	-	5,230

Trade accounts receivable (net of allowance for
doubtful accounts of $137 and $455 and $152 respectively)	14,637	9,215	12,409
Inventories	9,106	9,534	7,774
Other receivables and current assets	2,756	1,408	2,151

Total current assets	62,483	51,134	57,881

Fixed assets, net	4,196	3,056	3,453

Deposits in general severance fund	257	215	230

Other assets	120	74	105

TOTAL ASSETS	$67,056	$54,479	$61,669

LIABILITIES AND SHAREHOLDERS EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$10,007	$3,237	$6,221
Other payables and current liabilities	11,819	8,814	11,184

Total current liabilities	21,826	12,051	17,405

Liabilities for vacation and severance pay	1,901	1,669	1,945

SHAREHOLDERS' EQUITY:
Ordinary shares	4,542	4,405	4,517
Additional paid-in capital	78,332	75,648	77,428
Other comprehensive income	100	-	72
Accumulated deficit	(39,645)	(39,294)	(39,698)

TOTAL SHAREHOLDERS' EQUITY	43,329	40,759	42,319

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$67,056	$54,479	$61,669

	SCOPUS VIDEO NETWORKS CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Dollars in thousands, except share and per share data)
	Six month ended June 30,		Three month ended June 30,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)		(Unaudited)

Revenues	$35,504	$25,769	$19,078	$13,514	$57,477
Cost of revenues	18,220	13,216	9,795	7,044	29,901

Gross profit	17,284	12,553	9,283	6,470	27,576
Research and development expenses, net of grants from
the OCS	6,718	5,066	3,427	2,581	10,675
Sales and marketing expenses	8,383	7,871	4,601	3,918	15,601
General and administrative expenses	2,458	2,550	1,316	1,358	5,692

Operating loss	(275)	(2,934)	(61)	(1,387)	(4,392)
Financing income, net	348	587	134	228	1,673

Profit (loss) before income taxes	73	(2,347)	73	(1,159)	(2,719)
Income tax expense	(19)	(26)	(19)	(13)	(58)

Net profit (loss)	54	(2,373)	54	(1,172)	(2,777)

Basic and diluted net loss per ordinary share	0.00	(0.18)	0.00	(0.09)	(0.20)

Weighted average number of ordinary shares outs
used in basic and diluted loss per ordinary share
calculation	13,953,537	13,438,118	3,963,541	13,480,995	13,595,346

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info_us@scopus.net www.scopus.net